EXHIBIT 10.2


STATE OF ALABAMA       )

JEFFERSON COUNTY       )


                AMENDMENT TO 1994 EMPLOYMENT AND
                 DEFERRED COMPENSATION AGREEMENT


          THIS AMENDMENT, made and entered into on the 9th day of June, 1995, by and between BRUNO'S, INC., a corporation organized and existing under the laws of the State of Alabama (hereinafter for convenience referred to as the "Employer"), and PAUL F. GARRISON (hereinafter for convenience referred to as the "Employee"), as follows:

                      W I T N E S S E T H:

          WHEREAS, the Employer and Employee did enter into a 1994 Employment and Deferred Compensation Agreement dated July
22, 1994 (hereinafter the "Agreement"); and

          WHEREAS, it is the intent and desire of the parties hereto to amend said Agreement;

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, faithfully to be kept by the parties hereto, it is agreed as follows:

          FIRST:    Section 2 of the Agreement shall be amended
by adding to the end thereof the following sentence:

          "In the event the Agreement and Plan of Merger between Bruno's, Inc. and Crimson Acquisition Corp., entered into on April 29, 1995, as amended on May 18, 1995, is consummated as provided therein, the present value of the benefits due hereunder, computed at a discount rate of 8% per annum, shall be paid to the Employee when payment hereunder becomes due as is stipulated in the said Agreement and Plan of Merger."

          SECOND:   Section 3 of the Agreement shall be deleted
in its entirety and there shall be substituted in lieu thereof the following:

          "3. Average Annual Compensation. The "Average Annual Compensation" of the Employee at the time of his retirement shall be deemed to be the average yearly "Total Compensation," as defined below, received by the Employee from the Employer or any of its wholly owned subsidiaries during the past three (3) fiscal years prior to the year in which his retirement occurs, beginning with the fiscal year ending most recently prior to the date of his retirement and including the next two (2) preceding years. The Total Compensation of an Employee shall be an amount equal to his annual base salary for such year and his bonus for the year under the Company's Bonus Compensation Program, whether paid in cash or other consideration."

          THIRD:    The parties to this Agreement do hereby
ratify, confirm and approve all of the other terms and provisions of the original Agreement dated July 22, 1994.

          IN WITNESS WHEREOF, the Employer, by and through its duly authorized officers, and the Employee have caused this Amendment to be executed, under seal, on the 9th day of June, 1995.

                              BRUNO'S, INC.

                              By  /s/ Paul F. Garrison
                                 ----------------------
                                 Paul F. Garrison,
                                 Its President

                                   (EMPLOYER)



                              /s/ Paul F. Garrison      (SEAL)
                              -------------------------
                              Paul F. Garrison

                                   (EMPLOYEE)